UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2025

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated March 13, 2025.

1

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports fourth quarter and full year 2024 financial results and provides business update

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: March 13, 2025

2

Pharming Group reports fourth quarter and full year 2024 financial results and provides business update

•Full year 2024 total revenues increased by 21% to US$297.2 million and exceeded our guidance, driven by record RUCONEST® revenue and strong Joenja® (leniolisib) growth
•Fourth quarter 2024 total revenues increased by 14% to US$92.7 million, compared to the fourth quarter 2023
•RUCONEST® full year revenue increased by 11% to US$252.2 million and fourth quarter revenue increased by 9% to US$79.6 million, compared to the fourth quarter 2023
•Joenja® revenue increased by 147% to US$45.0 million in the first full year post-launch and fourth quarter revenue increased by 66% to US$13.1 million, compared to the fourth quarter 2023
•Fourth quarter operating profit increased to US$6.7 million from US$1.1 million in the fourth quarter 2023
•Generated operating profit and positive net cash flows from operations for the second quarter in a row
•Two ongoing Phase II clinical trials of leniolisib for additional primary immunodeficiencies (PIDs) with immune dysregulation, including common variable immunodeficiency (CVID)
•Completed the acquisition of Abliva AB, adding KL1333 for mitochondrial DNA-driven primary mitochondrial diseases to Pharming’s late-stage clinical pipeline, in line with our vision to become a leading global rare disease company
•Fabrice Chouraqui appointed as Chief Executive Officer and Executive Director at EGM held on March 4, 2025
•2025 total revenue guidance of US$315 million – US$335 million
•Pharming to host a conference call today at 13:30 CET (8:30 am EDT)

Leiden, the Netherlands, March 13, 2025: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) presents its preliminary (unaudited) financial report for the three months and full year ended December 31, 2024.

Chief Executive Officer, Fabrice Chouraqui commented:
“I am delighted to have been appointed as CEO of Pharming and am deeply excited for the opportunities that lie ahead. The strength of the results presented today, with record RUCONEST® revenue and strong Joenja® growth, is testament to Pharming’s momentum.

We ended 2024 on a strong note, growing total revenues by 21% to US$297.2 million and exceeding our revenue guidance range of US$280-$295 million. This achievement underscores the continued importance of RUCONEST® in the HAE treatment landscape as well as the strong commercial performance of Joenja® in just its first full year of sales.

We enter 2025 with a number of regulatory reviews for leniolisib ongoing as we prepare for launches in key markets and for pediatrics. We also advanced our efforts to expand the addressable patient population for leniolisib, with two Phase II trials in additional PIDs now underway. The genetically identifiable PIDs indication and the CVID indication first announced today represent significantly larger market opportunities than APDS, with blockbuster revenue potential.

We are also strengthening our clinical pipeline with the acquisition of Abliva, which has now been completed. This adds a potential first-in-disease treatment for primary mitochondrial diseases, KL1333, which has the opportunity to further transform Pharming’s growth trajectory as it too has blockbuster potential. The acquisition aligns with our vision to become a leading global rare disease company and is well aligned with our operational capabilities. We are now moving to start the second wave of patient recruitment for the pivotal FALCON clinical trial as soon as possible.

Pharming’s 2024 financial performance was also noteworthy, with the company generating an operating profit and positive net cash flows from operations in the last two quarters of the year. This performance highlights the financial strength of our core commercial business.

Looking to 2025, we will continue to invest diligently to grow our portfolio in the U.S. and Joenja® in key countries, to reach more patients with APDS, and to progress the significant opportunities in our R&D pipeline for PIDs and primary mitochondrial diseases.

I firmly believe that Pharming is well-positioned to build on this positive momentum and embrace a new cycle of growth, delivering strong long-term value creation for all stakeholders and continuing our mission to serve the unserved rare disease patients. I look forward to working with the Pharming team to make this a reality.”

Fourth quarter and full year 2024 highlights

Commercialized products
RUCONEST® marketed for the treatment of acute HAE attacks
RUCONEST® demonstrated significant strength in the fourth quarter of 2024, with record revenues of US$79.6 million, a 9% increase compared to the fourth quarter of 2023. RUCONEST® revenues for the full year 2024 were a record US$252.2 million, an 11% increase compared to 2023, significantly above our expectation for mid single digit percentage growth.

The U.S. market contributed 98% of 2024 revenues, while the EU and Rest of World contributed 2%.

The strong RUCONEST® revenue growth in 2024 can be attributed to strong performance in new physicians prescribing RUCONEST®, new patient enrollments, and the total number of patients, which together resulted in over 6% unit sales growth vs. 2023. We achieved over 100 new patient enrollments in the fourth quarter and total enrollments in 2024 were up 24% vs. 2023. We also increased the RUCONEST® physician prescriber base by 11% during the year, in many cases adding previously unknown HAE prescribers.

Joenja® (leniolisib) marketed in the U.S. - the first and only approved disease modifying treatment for APDS

Joenja® revenues increased to US$13.1 million in the fourth quarter of 2024, a 66% increase compared to the fourth quarter of 2023. This increase was mostly driven by higher volume from the increase in patients on paid therapy in the U.S. compared to the fourth quarter of 2023, and a significant increase in revenues from EU and Rest of World which are from product provided on a named patient basis. Revenue for 2024, the first full year of sales following launch in April 2023, was US$45.0 million, compared to US$18.2 million in 2023.

The U.S. market contributed 90% of 2024 revenues, while the EU and Rest of World contributed 10%.

As of December 31, 2024, we had 96 patients on paid therapy in the U.S. and an additional five patients enrolled and pending authorization, representing an increase of active patients during the fourth quarter and continued progress enrolling and transitioning eligible patients to paid therapy.

APDS patient finding
As of December 31, 2024, Pharming had identified over 880 diagnosed APDS patients in global markets, including over 240 patients in the U.S. Of the identified patients in the U.S., over 150 patients are 12 years of age or older and eligible for treatment with Joenja®.

Pharming continues to advance several initiatives to diagnose additional APDS patients, including a sponsored genetic testing program in the U.S. and Canada, partnerships with several genetic testing companies who undertake their own testing efforts, and family testing programs.

APDS patient finding - VUS resolution
Pharming is aware of approximately 1,200 patients in the U.S. with a Variant of Uncertain Significance, or VUS, in the PIK3CD or PIK3R1 genes and is supporting validation studies with various laboratories to confirm which of these variants are pathogenic for APDS. Patients with disease-associated variants would receive a molecular diagnosis of APDS and, therefore, potentially be eligible for Joenja® treatment. Based on data from Pharming’s navigateAPDS sponsored genetic testing program, PIK3CD and PIK3R1 VUSs are found at four times the frequency of those mutations currently classified as pathogenic / likely pathogenic for APDS. Furthermore, a completed literature review and pilot study resulted in 20% of VUS patients being reclassified to APDS, suggesting that there could be a significant increase in the number of APDS patients in the US once those patients with a VUS are reclassified.

As previously communicated, Pharming is supporting independent research to evaluate large numbers of VUSs without the need for additional patient testing. VUS resolution via high throughput screening methods is an established approach that is accepted as strong functional evidence for variant classification by various expert organizations including the American College of Medical Genetics (ACMG) and ClinGen (a National Institutes of Health-funded resource). One in vitro high throughput screening study was completed in the fourth quarter of 2024, identifying many novel variants leading to PI3Kδ hyperactivity. Pharming is now supporting clinical genetics laboratories across the US to be able to use their independent variant interpretation to reclassify variants and thus issue amended genetic testing reports for any variants these laboratories deem to be disease-causing. We anticipate that these endeavors will lead to the identification of new patients with APDS.

Joenja® (leniolisib) development
Leniolisib for APDS
During 2024, we received regulatory approvals for leniolisib for patients 12 years of age or older in the U.K. and Israel, and advanced additional regulatory filings, to bring leniolisib to APDS patients outside of the U.S. We also made strong progress in our clinical trials to support APDS marketing approval for leniolisib in Japan and pediatric label expansion.

In total, there are currently 188 patients in a leniolisib Expanded Access Program (compassionate use), an ongoing clinical study, or a named patient program.

Pediatric clinical development
On December 11, 2024, we announced positive top line results for the multinational Phase III clinical trial for children 4 to 11 years of age, which has been evaluating leniolisib tablets in 21 children with APDS. The data are consistent with the improvements seen in the previously reported randomized controlled trial in adolescent and adult APDS patients. Global regulatory filings are planned to begin with a U.S. submission in the second half of 2025.

Japan clinical trial
We completed an interim analysis, after 12-weeks of treatment, for the Phase III clinical trial in Japan evaluating leniolisib for the treatment of APDS in adult and pediatric patients 12 years of age and older. The study’s safety and efficacy findings were in line with data from the randomized controlled trial used to support approvals in adolescent and adult APDS patients in the U.S. and other countries, and support a regulatory filing with Japan’s Pharmaceuticals and Medical Devices Agency (PMDA) which is planned for mid-2025. An approval decision would be expected in nine months based on priority review of the application due to orphan drug designation (ODD) by the Ministry of Health, Labour and Welfare of Japan (MHLW) for the treatment of APDS.

European Economic Area (EEA)
We are on track to complete the manufacturing activities requested by the European Medicines Agency’s (EMA) Committee for Human Medicinal Products (CHMP) in regard to the ongoing review of the Marketing Authorisation Application (MAA) for leniolisib for the treatment of adult and pediatric patients 12 years of age and older and submit a response prior to the January 2026 deadline.

United Kingdom
On September 25, 2024, the U.K. Medicines and Healthcare products Regulatory Agency (MHRA) granted marketing authorization for Joenja® (leniolisib) for the treatment of APDS in adult and pediatric patients 12 years of age and older. Leniolisib is currently under evaluation by the National Institute for Health and Care Excellence (NICE) regarding reimbursement within the National Health Service (NHS) in England and Wales.

Additional markets
In Australia, we filed a regulatory submission for patients 12 years of age and older in the third quarter of 2023 and, after positive feedback from the Australian Advisory Committee on Medicines, expect a final decision by mid-March 2025.

We filed a regulatory submission in Canada for APDS patients 12 years of age and older in the third quarter of 2023. We have had ongoing interactions with Health Canada that recently granted an extension to February 2026 to respond to a request for additional CMC data, in line with the EMA extension. We plan to respond in early 2026 and expect a regulatory decision in 2026.

Leniolisib for additional primary immunodeficiencies (PIDs)
We made strong progress during 2024 on our leniolisib indication expansion efforts. We are developing leniolisib for additional primary immunodeficiencies, or PIDs, which affect significantly more patients than APDS. These include (i) genetically identifiable PIDs with immune dysregulation linked to altered

PI3Kδ signaling and (ii) common variable immunodeficiency, or CVID, with immune dysregulation identified independently of genetics.

We started the Phase II clinical trial evaluating leniolisib for PIDs with immune dysregulation linked to altered PI3Kẟ signaling in October 2024, and started a Phase II clinical trial for CVID with immune dysregulation in February 2025.

Primary immunodeficiencies (PIDs) with immune dysregulation linked to altered PI3Kδ signaling
On October 10, 2024, Pharming announced the start of a Phase II, proof of concept, clinical trial evaluating leniolisib in PIDs with immune dysregulation linked to PI3Kẟ signaling in lymphocytes, with similar clinical phenotypes and unmet medical needs to APDS. The first patient was dosed in the study on October 29, 2024 and enrollment is progressing. The clinical trial includes PID patients with ALPS-FAS, CTLA4 haploinsufficiency, NFKB1 haploinsufficiency and PTEN deficiency, among others. Epidemiology suggests a prevalence of approximately seven and a half patients per million in this targeted PID population, compared to one to two patients per million for APDS.

The Phase II clinical trial is a single arm, open-label, dose range-finding study to be conducted in approximately 12 patients. The objectives for the trial are to assess safety and tolerability, pharmacokinetics, pharmacodynamics, and explore clinical efficacy of leniolisib in the targeted PID population.

In February 2025, the FDA granted Fast Track designation for leniolisib for the treatment of PIDs linked to PI3Kẟ signaling. Fast Track is an FDA process designed to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need.

Common variable immunodeficiency (CVID) with immune dysregulation
CVID with immune dysregulation represents a much larger group of PID patients, which may be identified independently of genetics, and with a targeted population prevalence of approximately 39 patients per million. The majority of CVID patients with immune dysregulation exhibit a spectrum of noninfectious autoimmune and end-organ lympho-infiltrative disease manifestations with similarities to APDS.

We engaged with the FDA and EMA on the CVID indication, and received positive feedback regarding the large unmet medical need and the rationale for evaluating leniolisib in CVID patients with immune dysregulation. We have initiated a Phase II study for leniolisib in CVID patients with immune dysregulation, with the first patient expected to be dosed in late March 2025.

Acquisition of Abliva AB
In December 2024, we announced the proposed acquisition of Abliva AB, via a public cash offer to the shareholders to acquire all issued and outstanding shares of Abliva, for approximately US$66.1 million. Abliva’s lead product KL1333 is currently in a pivotal clinical trial in mitochondrial DNA-driven primary mitochondrial diseases and has the potential to significantly enhance our future growth trajectory. We announced that we did not require external funding to fund the acquisition and development costs for KL1333.

KL1333 for mitochondrial DNA-driven primary mitochondrial diseases
KL1333 is in a pivotal clinical study (FALCON) in adult patients with genetically confirmed primary mitochondrial disease (PMD) with mitochondrial DNA (mtDNA) mutations who experience consistent, debilitating fatigue and muscle weakness (myopathy), and reduced life expectancy. Over 30,000 patients diagnosed with mtDNA mitochondrial disease would be potentially addressable by KL1333 in the U.S., EU4 (France, Germany, Italy, Spain) and the UK, offering blockbuster potential for this product in the U.S. alone.

KL1333 has shown positive clinical effects in a proof-of-concept Phase 1b study, and a pre-planned interim analysis of the ongoing pivotal FALCON trial demonstrated promising differences over placebo in both alternate primary efficacy endpoints passing futility. KL1333 has received Fast Track designation in the U.S. and Orphan Drug Designation for the treatment of PMD in the U.S. and EU. We are now moving to start the second wave of patient recruitment for the pivotal FALCON clinical trial as soon as possible. We anticipate the trial to read-out in 2027 with potential FDA approval by end of 2028.

Organizational updates
Ms. Inés Bernal was appointed Chief People Officer, or CPO, as of December 1, 2024, to lead the development, execution and monitoring of Pharming's people and culture strategy.
On October 24, 2024, we announced that Mr. Sijmen de Vries, Executive Director and Chief Executive Officer, had informed the Board of Directors that he would not be available for reappointment at our next AGM.

Subsequent events
On January 21, 2025, we announced that the Board of Directors had nominated biopharmaceutical leader Mr. Fabrice Chouraqui as Pharming’s new Chief Executive Officer and Executive Director, succeeding Mr. Sijmen de Vries.

Mr. Chouraqui was appointed for a term of four years at the Extraordinary General Meeting of Shareholders (EGM) that took place on March 4, 2025.

Upon the appointment of Mr. Chouraqui, Mr. Sijmen de Vries resigned from the Board of Directors. To ensure a smooth hand-over of tasks and responsibilities, Mr. de Vries will remain a strategic advisor to the new CEO until December 31, 2025.

On February 20, 2025, we announced ownership of shares and voting rights in Abliva AB exceeding 90% and thereby initiated the necessary activities to delist the Company from the Nasdaq Stockholm exchange. Following delisting, we expect to be able to start the second wave of patient recruitment for the ongoing pivotal FALCON clinical trial for KL1333 for the treatment of mtDNA-driven primary mitochondrial diseases. Pharming has initiated a compulsory acquisition procedure in respect of the remaining shares in Abliva under the Swedish Companies Act. On March 3, 2025, Nasdaq Stockholm approved Abliva’s application for delisting and the last day of trading will be March 17, 2025. With these events, the acquisition of Abliva is now completed.

The acquisition of Abliva will be accounted for as a business combination. Substantially all of the value of the acquisition is concentrated in a single asset, KL1333. Following delisting as expected in March 2025, the acquisition would be reflected in our financial statements beginning with the first quarter 2025. At this point we expect the US$66.1 million acquisition price to be allocated to the fair value of the acquired identifiable assets and liabilities, with any excess to be recorded as goodwill. We do not expect any P&L impact at the acquisition date, besides recognition of acquisition costs incurred in 2025.

Financial Summary

Consolidated Statement of Income	4Q 2024	4Q 2023	2024	2023
Amounts in US$m except per share data
Total Revenues	92.7	81.2	297.2	245.3
Cost of sales	(12.2)	(7.1)	(35.4)	(25.2)
Gross profit	80.5	74.1	261.8	220.1
Other income	0.1	0.6	2.2	23.3
Research and development	(22.3)	(11.6)	(83.1)	(68.9)
General and administrative	(24.7)	(24.1)	(70.7)	(55.9)
Marketing and sales	(26.9)	(37.9)	(118.8)	(124.0)
Other Operating Costs	(73.9)	(73.6)	(272.6)	(248.8)
Operating profit (loss)	6.7	1.1	(8.6)	(5.4)
Fair value gain (loss) on revaluation	(0.2)	(0.9)	5.0	(0.9)
Other finance income	3.1	1.6	6.8	3.7
Other finance expenses	(2.5)	(4.5)	(9.9)	(9.1)
Share of net profits in associates using the equity method	(0.5)	0.7	(1.8)	(0.3)
Profit (loss) before tax	6.6	(2.0)	(8.5)	(12.0)
Income tax credit (expense)	(2.9)	(1.1)	(2.5)	1.5
Profit (loss) for the period	3.7	(3.1)	(11.0)	(10.5)
Share Information
Basic earnings per share (US$)	0.005	(0.004)	(0.016)	(0.016)
Diluted earnings per share (US$)	0.005	(0.004)	(0.016)	(0.016)

Segment information - Revenues	4Q 2024	4Q 2023	2024	2023
Amounts in US$m
Revenue - RUCONEST® (US)	78.2	71.9	246.6	221.2
Revenue - RUCONEST® (EU and RoW)	1.4	1.4	5.6	5.9
Total Revenues - RUCONEST®	79.6	73.3	252.2	227.1
Revenue - Joenja® (US)	11.8	7.6	40.5	17.9
Revenue - Joenja® (EU and RoW)	1.3	0.3	4.5	0.3
Total Revenues - Joenja®	13.1	7.9	45.0	18.2

Total Revenues - US	90.0	79.5	287.1	239.1
Total Revenues - EU and RoW	2.7	1.7	10.1	6.2

Total Revenues	92.7	81.2	297.2	245.3

Consolidated Balance Sheet	December 31, 2024	December 31, 2023
Amounts in US$m
Cash and cash equivalents, restricted cash and marketable securities	169.4	215.0
Current assets	278.7	316.3
Total assets	400.8	462.9
Current liabilities	73.8	78.0
Equity	221.9	218.8

Financial highlights

Fourth quarter 2024
Revenues in the fourth quarter of 2024 increased by 14% to US$92.7 million from US$81.2 million in the fourth quarter of 2023 (US$74.8 million in the third quarter of 2024). RUCONEST® revenues amounted to US$79.6 million, a 9% increase compared to the fourth quarter of 2023. A volume increase in the U.S., and a U.S. price increase in line with CPI, were the primary factors behind this increase in RUCONEST® revenues. Joenja® revenues amounted to US$13.1 million in the fourth quarter of 2024, a 66% increase compared to the fourth quarter of 2023. This increase was primarily driven by an increase in volume.

Gross profit increased by US$6.4 million or 9% to US$80.5 million (4Q 2023: US$74.1 million), mainly due to the increase in revenues. This was partially offset by increased cost of sales, in part due to a one-off inventory impairment due to a power outage during the production process (US$ 1.1 million).

The operating profit amounted to US$6.7 million compared to an operating profit of US$1.1 million in the fourth quarter of 2023. This increase was primarily due to the increase in gross profit mentioned above, offset by the increase in operating expenses from US$73.6 million in the fourth quarter of 2023 to US$73.9 million. Fourth quarter 2024 operating expenses increased by US$9.2 million from US$64.7 million in the third quarter of 2024. Part of this 2024 increase was caused by one-off expenses, totaling US$6.2 million, including the full impairment of US$5.1 million (4Q 2023: US$4.7 million) on the leased DSP facility at Pivot Park in Oss, the Netherlands. Also contributing to the fourth-quarter increase were legal and advisory fees associated with the acquisition of Abliva AB, totaling US$1.1 million for the fourth quarter of 2024.

The net finance result amounted to a gain of US$0.5 million compared to a loss of US$3.8 million in the fourth quarter of 2023. This was primarily driven by favorable EUR/USD exchange rate developments, resulting in a foreign currency gain of US$2.6 million compared to a loss of US$2.9 million in the fourth quarter of 2023. Interest expense increased by US$1.5 million in the fourth quarter of 2024 compared to the previous year, following the convertible bond issuance in the second quarter of 2024.

In the fourth quarter of 2024, a net profit of US$3.7 million was realized, in contrast to a net loss of US$3.1 million in the fourth quarter of 2023. This improvement was primarily driven by the rise in gross profit supported by favorable EUR/USD exchange rate developments, partially offset by the increase in operating expenses.

Cash and cash equivalents, including restricted cash and marketable securities, decreased from US$173.3 million at the end of third quarter of 2024 to US$169.4 million at the end of the fourth quarter of 2024. This decrease was primarily driven by EUR/USD exchange rate developments (vast majority of cash and marketable securities position is EUR denominated), offset by positive cash flows from operations of US$9.3 million (4Q 2023: US$11.6 million), which includes a deduction of US$1.7 million in paid taxes (4Q 2023: US$0.7 million).

Full year 2024
In 2024, Pharming revenues increased by 21% to US$297.2 million. However, the operating loss declined to a loss of US$8.6 million, compared to a loss of US$5.4 million in 2023. Similarly, the net loss declined to US$11.0 million, compared to a net loss of US$10.5 million in 2023.

This section will further elaborate on Pharming's financial performance in 2024.

Revenues and Gross Profit
Total revenues for 2024 grew by 21%, reaching US$297.2 million, compared to US$245.3 million in 2023. Total RUCONEST® revenues were 11% higher at US$252.2 million, compared to revenues of US$227.1 million for 2023. Joenja® revenues amounted to US$45.0 million in 2024, a 147% increase compared to 2023 (first sales commenced at the start of the second quarter of 2023). This increase was primarily driven by an increase in volume.

Cost of sales increased by 40% from US$25.2 million in 2023 to US$35.4 million in 2024. Cost of inventories recognized as expenses in 2024 amounted to US$25.6 million compared to US$21.4 million in 2023. In addition to the higher unit sales volume, the rise was primarily attributed to rising production costs for RUCONEST®. The remainder of the increase in cost of sales in 2024 mainly stem from one-off impairment charges on inventory of US$4.8 million (2023: US$1.7 million) and royalty payments to Novartis on Joenja® sales of US$4.9 million (2023: US$2.1 million).

Gross profit increased by US$41.7 million, or 19%, to US$261.8 million for the year 2024. The primary driver for this increase was higher sales volumes of RUCONEST® and Joenja®.

Other income
Other income decreased to US$2.2 million compared to US$23.3 million in 2023. Other income in 2023 was supported by the sale of the Rare Pediatric Disease Priority Review Voucher (PRV) to Novartis for a pre-agreed, one-time payment of US$21.3 million.

Operating Profit (loss) and Other Operating Costs
For 2024, the operating loss increased to a loss of US$8.6 million compared to a loss of US$5.4 million for the prior year. This change was mainly due to the decrease in other income and the expected increase in operating expenses from US$248.8 million in 2023 to US$272.6 million, offset by the above mentioned increase in gross profit in 2024. The increase in operating expenses in 2024 was primarily related to a combination of continuing investments in Joenja® in the U.S., launch preparation for leniolisib outside of the U.S., increasing R&D investments to expand the addressable patient population for leniolisib, and increased payroll expenses due to business growth. Operating expenses in 2024 include one-off expenses, totaling US$6.2 million, including expenses related to the full impairment of the DSP facility at Pivot Park in Oss, the Netherlands, amounting to US$5.1 million (2023: US$4.7 million). Also contributing to the increase were legal and advisory fees associated with the acquisition of Abliva AB, totaling US$1.1 million in the fourth quarter of 2024.

Operating Profit (loss) excluding one-time events
The 2023 operating expenses included milestone payments for Joenja® of US$10.5 million in the second quarter and other income included one-time proceeds from the PRV sale of US$21.3 million. When compared on a like-for-like basis, excluding these one-time events in 2023, the operating loss decreased from US$16.2 million in 2023 to US$8.6 million in the current year.

Finance income and expenses
The net finance result amounted to a gain of US$1.9 million compared to a loss of US$6.3 million in 2023. This was primarily driven by a fair value gain of US$7.0 million upon the reclassification of the convertible bond-related derivative to equity. This fair value gain was a result of the decrease in value of the option component classified as a derivative from issuance until the physical settlement date of the newly issued convertible bond. Further positive results stem from favorable EUR/USD exchange rate developments, which led to a foreign currency gain of US$2.0 million compared to a loss of US$3.0 million in 2023. In addition, interest income from investments in marketable securities, which commenced in the second quarter of 2023, increased by US$1.2 million. These positive results were partially offset by the negative fair value adjustments in the BioConnection preference share of US$2.1 million (2023: US$0.9 million negative), US$2.8 million higher interest expenses and fees of US$1.2 million related to the 2024 issued convertible bond.

Income tax credit (expense)
Income tax credit (expense) shifted from a US$1.5 million credit for the year ending December 31, 2023, to a US$2.5 million expense for the year ending December 31, 2024. This tax expense mainly results from the profits of Pharming in the US being taxed against a US Federal and State combined tax rate of 27.96%, while the losses in the Netherlands only partly result in an offsetting tax credit, as the share-based compensation expenses and losses in associates are generally non-deductible based on Dutch tax law.
Net loss for the year
The Company had a net loss of US$11.0 million in 2024, compared to a net loss of US$10.5 million in 2023. In addition to the support in other income from the PRV and the milestone payments for Joenja® in 2023, the change was mainly due to an increase in gross profit, favorable EUR/USD exchange rate developments and the fair value gain upon the reclassification of the convertible bond-related derivative to equity, offset by an increase in operating expenses, higher tax expenses and higher interest expenses and fees on the 2024 issued convertible bonds.

Intangible assets
In 2024, intangible assets decreased by US$10.2 million, from US$71.3 million in 2023 to US$61.0 million in 2024. This decrease primarily resulted from regular amortization (amounting to US$6.3 million) and negative foreign currency effects (equivalent to US$4.0 million).

The amortization relates to regular amortization of software, the RUCONEST® licenses (US and EU) and the Joenja® license. The RUCONEST® license has a remaining amortization period of 13 years for the US and 7 years for the EU. The Joenja® license has a remaining amortization period of 12 years.

Property, plant and equipment
The value of property, plant and equipment decreased from US$9.7 million in 2023 to US$7.8 million in 2024. This decline was primarily driven by regular depreciation (US$2.3 million) and negative foreign currency effects (US$0.5 million), partially offset by capital expenditures (US$0.8 million).

Right-of-use assets
The right-of-use assets decreased from US$23.8 million in 2023 to US$16.4 million in 2024. This decline was primarily driven by regular depreciation (amounting to US$3.9 million), negative foreign currency effects (equivalent to US$0.9 million) and the full impairment of the DSP facility at Pivot Park in Oss, the Netherlands (totaling US$5.1 million).

The decrease in the right-to-use assets is partially offset by additions of cars (US$2.4 million) and building remeasurements (US$0.3 million). The 2024 building remeasurements were related to adjustments in the existing right-of-use assets to account for inflation-related higher lease payments.

Investments

Investments decreased by US$6.2 million to US$4.2 million as of December 31, 2024. This decline was primarily driven by the disposal of the equity investment in Orchard of US$2.1 million (following take-over), Pharming’s share in the net loss of BioConnection of US$1.1 million and US$0.6 million impairment to equity value (accounted for using the equity method) and a fair value decrease of US$2.1 million in the preference share in BioConnection, carried at fair value through the statement of profit and loss (FVTPL).

Inventories
Inventories decreased from US$56.8 million as of December 31, 2023 to US$55.7 million as of December 31, 2024.

Cash and cash equivalents and marketable securities
Cash and cash equivalents alone decreased by US$6.8 million to US$54.9 million as of December 31, 2024. The cash and cash equivalents position is managed in combination with the marketable securities position.

The combined total of cash and cash equivalents, together with restricted cash and marketable securities decreased from US$215.0 million at year-end 2023 to US$169.4 million at year-end 2024. This decrease was primarily driven by paid taxes of US$15.6 million and the repurchase of the outstanding convertible bonds amounting to US$134.9 million, offset by net proceeds of US$104.5 million for newly issued convertible bonds. Following negative operating cash flow in the first half of 2024, the third and fourth quarter operating cash flows were positive, also when adjusted for share based compensation.

Shareholders’ equity
Shareholders’ equity increased by US$3.1 million from US$218.8 million for the year ended December 31, 2023 to US$221.9 million for the year ended December 31, 2024. This increase was primarily driven by transactions recognized directly in equity relating to share based compensation and exercised options (totaling US$13.9 million) and the recognition of the value conversion rights of US$12.2 million related to the issued convertible bond in 2024. These increases were offset by the net loss of US$11.0 million and the other comprehensive loss of US$11.9 million. The other comprehensive loss was primarily driven by currency translation differences.

Convertible bond
The convertible bond position has decreased by US$56.0 million to US$82.4 million at year-end 2024, moving from US$138.4 million as of December 31, 2023. This decrease was mainly driven by the repurchase of the outstanding convertible bonds amounting to US$134.9 million, offset by the initial recognition of the newly issued convertible bonds for US$81.8 million. The difference between the initial recognition of the newly issued convertible bonds and the respective net proceeds of US$104.5 million relates to the initial value of the conversion option component. Following a fair value gain of US$7.0 million until the physical settlement date, the value of the conversion option component was reclassified to equity. Subsequently, the value of this equity component is not remeasured and amounts to US$12.2 million, net of income tax effects, at December 31, 2024.

Lease liabilities
Lease liabilities decreased by US$3.2 million, moving from US$33.1 million as of December 31, 2023 to US$29.9 million as of December 31, 2024. This decrease was primarily driven by monthly or quarterly lease payments of US$5.1 million and for the most part offset by new leases (amounting to US$2.4 million).

Outlook/Summary
For 2025, the Company anticipates:
•Total revenues between US$315 million and US$335 million (6% to 13% growth), with quarterly fluctuations expected.
•Total operating expenses not to exceed the prior year pre-Abliva impact, and a preliminary estimate of US$30 million in Abliva-related operating expenses, including research and development and non-recurring transaction and integration expenses.
•Significant progress finding additional APDS patients in the U.S., supported by VUS validation efforts and subsequently converting patients to paid Joenja® (leniolisib) therapy.
•Increasing ex-U.S. revenues for leniolisib - driven by funded access programs and commercial availability in the U.K.
•Progress towards additional regulatory approvals for leniolisib for APDS patients 12 years of age or older, and submitting regulatory filings in Japan and for pediatric label expansion in key global markets.
•Advancing the two ongoing Phase II clinical trials in PIDs with immune dysregulation to significantly expand the long-term commercial potential of leniolisib.
•Advancing the ongoing pivotal FALCON clinical study for KL1333 in mitochondrial DNA-driven primary mitochondrial diseases.
•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2025 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CET today.

Conference Call
The conference call will begin at 13:30 CET/08:30 am EDT on Thursday, March 13. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/7qvoovac

Conference call dial-in details:
https://register.vevent.com/register/BI7d716758d12d4ad588b70fdbca665b6a

Additional information on how to register for the conference call/webcast can be found on the
Pharming.com website.

Financial Calendar 2025
Annual Report and 20-F 2024            April 3

1Q 2025 financial results             May 8
Annual General Meeting of Shareholders    June 11
2Q/1H 2025 financial results            July 31
3Q 2025 financial results            November 6

For further public information, contact:
Pharming Group N.V., Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Simon Conway/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl
About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.
For more information, visit www.pharming.com and find us on LinkedIn.

Risk profile
We continue to closely monitor and manage the key risks and opportunities, and will respond appropriately to any emerging risk. We will issue a full overview of our risk profile in our Annual report 2024 to be published on April 3, 2025.

Related party transactions
There are no material changes in the nature, scope, and (relative) scale in this reporting period compared to last year.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2023 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Financial Statements in U.S. Dollars (unaudited)

For the period ended December 31, 2024

•Condensed consolidated statement of income
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of changes in equity
•Condensed consolidated statement of cash flow

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
For the period ended December 31

Amounts in US$ ‘000	2024	2023
Revenues	297,200	245,316
Costs of sales	(35,399)	(25,212)
Gross profit	261,801	220,104
Other income	2,177	23,349
Research and development	(83,147)	(68,914)
General and administrative	(70,650)	(55,877)
Marketing and sales	(118,802)	(124,049)
Other Operating Costs	(272,599)	(248,840)
Operating profit (loss)	(8,621)	(5,387)
Fair value gain (loss) on revaluation	4,990	(930)
Other finance income	6,843	3,663
Other finance expenses	(9,944)	(9,069)
Finance result, net	1,889	(6,336)
Share of net profits (loss) in associates using the equity method	(1,758)	(289)
Profit (loss) before tax	(8,490)	(12,012)
Income tax credit (expense)	(2,514)	1,464
Profit (loss) for the period	(11,004)	(10,548)
Basic earnings per share (US$)	(0.016)	(0.016)
Diluted earnings per share (US$)	(0.016)	(0.016)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
For the period ended December 31

Amounts in US$ ‘000	2024	2023
Profit (loss) for the period	(11,004)	(10,548)
Currency translation differences	(12,014)	5,936
Items that may be subsequently reclassified to profit or loss	(12,014)	5,936
Fair value remeasurement investments	79	1,167
Items that shall not be subsequently reclassified to profit or loss	79	1,167
Other comprehensive income (loss), net of tax	(11,935)	7,103
Total comprehensive income (loss) for the period	(22,939)	(3,445)

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

Amounts in US$ ‘000	December 31, 2024	December 31, 2023
Non-current assets
Intangible assets	61,039	71,267
Property, plant and equipment	7,752	9,689
Right-of-use assets	16,382	23,777
Long-term prepayments	90	92
Deferred tax assets	31,090	29,761
Investment accounted for using the equity method	466	2,285
Investments in equity instruments designated as at FVTOCI	—	2,020
Investment in debt instruments designated as at FVTPL	3,767	6,093
Restricted cash	1,505	1,528
Total non-current assets	122,091	146,512
Current assets
Inventories	55,724	56,760
Trade and other receivables	55,079	46,158
Marketable securities	112,949	151,683
Cash and cash equivalents	54,944	61,741
Total current assets	278,696	316,342
Total assets	400,787	462,854
Equity
Share capital	7,769	7,669
Share premium	488,990	478,431
Other reserves	(244)	(2,057)
Accumulated deficit	(274,652)	(265,262)
Shareholders’ equity	221,863	218,781
Non-current liabilities
Convertible bonds	78,154	136,598
Lease liabilities	26,968	29,507
Total non-current liabilities	105,122	166,105
Current liabilities
Convertible bonds	4,245	1,824
Trade and other payables	66,611	72,528
Lease liabilities	2,946	3,616
Total current liabilities	73,802	77,968
Total equity and liabilities	400,787	462,854

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the period ended December 31
Attributable to owners of the parent

Amounts in US$ ‘000	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at January 1, 2023	7,509	462,297	(8,737)	(256,431)	204,638
Profit (loss) for the period	—	—	—	(10,548)	(10,548)
Reserves	—	—	—	—	—
Other comprehensive income (loss) for the period	—	—	7,103	—	7,103
Total comprehensive income (loss) for the period	—	—	7,103	(10,548)	(3,445)
Other reserves	—	—	(423)	423	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	204	204
Share-based compensation	—	—	—	9,251	9,251
Options exercised / LTIP shares issued	160	16,134	—	(8,161)	8,133
Value of conversion rights of convertible bonds	—	—	—	—	—
Total transactions with owners, recognized directly in equity	160	16,134	(423)	1,717	17,588
Balance at December 31, 2023	7,669	478,431	(2,057)	(265,262)	218,781

Balance at January 1, 2024	7,669	478,431	(2,057)	(265,262)	218,781
Profit (loss) for the period	—	—	—	(11,004)	(11,004)
Reserves	—	—	1,555	(1,555)	—
Other comprehensive income (loss) for the period	—	—	(11,935)	—	(11,935)
Total comprehensive income (loss) for the period	—	—	(10,380)	(12,559)	(22,939)
Other reserves	—	—	(31)	31	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	(66)	(66)
Share-based compensation	—	—	—	11,248	11,248
Options exercised / LTIP shares issued	100	10,559	—	(8,044)	2,615
Value of conversion rights of convertible bonds	—	—	12,224	—	12,224
Total transactions with owners, recognized directly in equity	100	10,559	12,193	3,169	26,021
Balance at December 31, 2024	7,769	488,990	(244)	(274,652)	221,863

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the period ended December 31

Amounts in $’000	2024	2023
Profit (loss) before tax	(8,490)	(12,012)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	16,070	15,925
Equity settled share based payments	11,248	9,251
Fair value loss (gain) on revaluation	(4,990)	930
Gain on disposal from PRV sale	—	(21,279)
Disposal of leases	22	—
Other finance income	(6,843)	(3,663)
Other finance expenses	9,887	9,069
Share of net profits in associates using the equity method	1,758	289
Other	—	(1,079)
Operating cash flows before changes in working capital	18,662	(2,569)
Changes in working capital:
Inventories	(503)	(14,434)
Trade and other receivables	(6,783)	(18,539)
Payables and other current liabilities	(2,769)	16,228
Restricted cash	(17)	(216)
Total changes in working capital	(10,072)	(16,961)

Interest received	5,201	2,883
Income taxes received (paid)	(15,584)	(655)
Net cash flows generated from (used in) operating activities	(1,793)	(17,302)

Capital expenditure for property, plant and equipment	(790)	(1,437)
Proceeds on PRV sale	—	21,279
Investment intangible assets	(6)	(27)
Disposal of investment designated as at FVOCI	2,098	—
Purchases of marketable securities	(284,314)	(382,014)
Proceeds from sale of marketable securities	314,630	232,811
Net cash flows generated from (used in) investing activities	31,618	(129,388)

Payment of lease liabilities	(4,008)	(4,038)
Interests on lease liabilities	(1,141)	(1,088)
Net proceeds of issued convertible bonds	104,539	—
Repurchase of convertible bonds	(134,924)	—
Interests on convertible bonds	(4,457)	(4,046)
Settlement of share based compensation awards	5,579	8,133
Net cash flows generated from (used in) financing activities	(34,412)	(1,039)

Increase (decrease) of cash	(4,587)	(147,729)
Exchange rate effects	(2,210)	2,128
Cash and cash equivalents at the beginning of the period	61,741	207,342

Total cash and cash equivalents at December 31	54,944	61,741
---ENDS---